Worldwide Leaders in Filtration



CUNO®

2003 Annual Report

"preferred supplier" needs of leading-edge customers, and strengthen our operational infrastructure to improve productivity and enhance customer service.

Driving Organizational Change to Improve Global Competitiveness

To better focus the development and execution of our worldwide Sales and Marketing strategies, during 2003 we appointed Tony Doina to Vice President - Worldwide Fluid Processing and Colin McLaren to Vice President-Worldwide Healthcare. In addition, Tim Carney, President of our North American Water Group, assumed responsibility for the worldwide development and management of our OMA business within the Potable Water market. **These organizational changes will enable us to improve our global competitiveness in strategic markets and in targeted New Product applications** by better aligning worldwide marketing programs, driving New Product launches globally, leveraging worldwide account relationships, and improving sales force effectiveness.

We recently established an Applied Research Group within our Corporate RD&E organization to focus on the development of enabling or disruptive technologies to drive more substantial technical innovation. This investment is longer term, but already has yielded a wide array of promising ideas. In addition, we recently established a global Manufacturing Council to coordinate and optimize worldwide production planning and manufacturing operations. Similar cross-functional global Councils - in Finance, Information Technology, Supply Chain Management and Quality - are already operational and driving functional priorities throughout our worldwide operations.

Focusing on Operational Execution to Sustain Superior Performance

While we are pleased that our business model has enabled us to achieve strong and consistent performance, given the competitive environment in which we operate, we recognize the need to intensify our focus on operational execution throughout our worldwide operations.

Having the right people in the right roles is essential to our ability to drive effective worldwide operational execution and maximize our performance. Recognizing this, we have put a major emphasis on establishing a "performance-based culture" which attracts, develops and rewards effective leaders. I am very proud of the quality and effectiveness of our worldwide leadership team. Furthermore, **I am confident that by driving our business model and maintaining our focus on operational execution, we can continue to achieve superior performance.**

Continuing to Create Shareholder Value

CUNO's stock performed well in calendar 2003 amid an improved equity market. Although CUNO was up 36%, slightly surpassing our peer group (which achieved an average 35% increase), we trailed the Russell 2000 (which was up 45%) which benefitted from a resurgence in technology stocks. However, on a long-term basis we have consistently outperformed our peer group and the Russell 2000. During the 5-year period ended December 31, 2003, we achieved a 177% stock price increase vs. an average increase of 37% by our peer group and an 45% increase by the Russell 2000. Furthermore, since our spin-off from Commercial Intertech in September 1996, CUNO's stock price has nearly tripled in value (up 198%) vs. an average increase of 40% by our peer group and an increase of 65% by the Russell 2000.

We are focused on executing well-defined worldwide operational strategies which should contribute to increased shareholder value.

Committed to Effective Corporate Governance

We are committed to strong and effective corporate governance and regularly update our practices to address the changing environment. With the exception of our CFO Fred Flynn and me, our Board of Directors is comprised solely of independent directors. In fiscal 2003 we established a Corporate Governance & Nominating Committee of the Board. As is the case with our Audit Committee and Compensation & Pension Committee, all Committee members are independent directors. In addition, to enhance our existing strong internal control environment, we established an Internal Audit function and an Ombudsman's office in 2003.

Detailed information on our corporate governance policies and practices (including our corporate governance guidelines, Committee charters, ethics policy, etc.) is available on our website.

Optimistic About Company's Outlook

We have a clearly defined and proven business model and have aggressively invested to strengthen our operational infrastructure and to support identified growth opportunities. Furthermore, our business strategies are well established and we are focused on executing them operationally. As a result, **we are confident about the Company's outlook and are committed to continue to achieve superior financial results.**



Mark Kachur

Mark G. Kachur
Chairman, President, and Chief Executive Officer

To Our Shareholders

Fifth Consecutive Year of Record Results

I am pleased to report that fiscal year 2003 was another record year for CUNO, distinguished by the following accomplishments:

- Achieved record financial results for the fifth consecutive year, including Sales of $288.2 million (up 12%), Operating profit of $40.2 million (up 15%), Net Income of $26.8 million (up 17%), and EPS of $1.58 (up 16%);
- Operating Margin was a record 14.0% (versus 13.5% in 2002), reflecting our strong business mix and effective cost management;
- New Product Sales totaled $34.2 million (12% of Sales), contributing significantly to our growth and increased profitability;
- Invested a record $15.0 million in RD&E, further strengthening our New Product "pipeline" and expanding our technology base;
- CUNO's stock price performed well in an improved equity market in calendar year 2003
  - increased 36% from $33.12 on December 31, 2002 to $45.03 on December 31, 2003
  - slightly outperformed our Peer group; CUNO was up 36% vs. an average increase by Peer group of 35%; and

  Note: Peer group includes Pall, Millipore, Calgon Carbon, Ionics, ESCO
- for the fourth consecutive year, CUNO was selected by FORBES magazine as one of the 200 "Best Small Companies" in America.

Growth Strategy Revolves Around New Products

Our business model revolves around continuously developing proprietary, value-added products for critical targeted applications in our three core markets (Potable Water, Healthcare, Fluid Processing), maximizing related aftermarket sales, and driving operational execution.

We continue to develop high value-added, proprietary New Products for critical filtration applications which meet the following criteria:

- a defined mini-market with $25-$100+ million potential;
- ability to capture at least 25-35% market share in 4-5 years;
- patented products which require certain proprietary knowledge to manufacture; and
- large aftermarket potential.

In each of our markets, we recently launched several New Products which are already gaining acceptance and plans are well underway for additional New Products in fiscal 2004 and beyond.

In the **Healthcare** market, our new family of LifeASSURE® prefilters, which protect and extend the life of our SterASSURE™ final filters, is leading to greater acceptance of our products specified on drugs in clinical trials. In fact, more than 70% of the bio-therapeutics drugs currently in advanced stage trials now specify CUNO as a qualified supplier and are doing so in an increasing number of applications. An expanded range of disposable capsules and mini-filters, which should facilitate an even greater acceptance of our products, is planned in fiscal 2004. As these validated drugs enter the market, CUNO should capture ongoing replacement filter sales for several years.

In the **Life Sciences** segment, our collaboration with the leader in development of microarrays for human genomic expressions offers an intriguing opportunity for growth in this fast growing segment. The early stage trials are most encouraging and the outlook is promising.

In **Fluid Processing**, the acceptance of our DuoFLO™ disposable bag filter has been excellent. Extensive customer testing has confirmed extended filter life and improved contaminant removal efficiency which substantially reduces the end user operating costs while improving product quality. From use in automotive paints and coatings to a wide range of chemical and petro-chemical applications, the opportunities are rapidly expanding.

The DuoFLO™ filter platform will be expanded into a wider range of both Fluid Processing and Food & Beverage applications which offer additional prospects for growth.

Our **Potable Water** segment will benefit from new products for appliances, food service, and the residential markets which meet the ever increasing concerns about drinking water safety. These patented and proprietary products will offer increased on stream life, ease of use, greater safety and improved monitoring devices. Acceptance of these cost-effective benefits should have a positive impact on both system sales and aftermarket sales of replacement cartridges.

Aggressively Investing to Ensure Long-Term Success

Our high levels of capital investment ($16.3 million) and RD&E spending ($15.0 million) in fiscal 2003 were not aberrations. **We have deliberately been aggressively investing to strengthen CUNO's competitiveness and to ensure our long-term success.** Since 1999 we have invested over $135 million in capital expenditures and RD&E to modernize/expand global manufacturing capabilities, develop/commercialize New Products, meet the

The Year at a Glance...

(in Millions, except EPS)

Sales


$ 220.6
$ 243.1
$ 244.4
$ 258.2
$ 288.2
1999
2000
2001
2002
2003

Operating Profit


$ 23.7
$ 27.9
$ 30.4
$ 34.9
$ 40.2
1999
2000
2001
2002
2003

EPS


$ 0.91
$ 1.05
$ 1.20
$ 1.36
$ 1.58
1999
2000
2001
2002
2003

RD&E


$ 11.7
$ 12.9
$ 13.7
$ 14.7
$ 15.0
1999
2000
2001
2002
2003

2003 Notable Financial Achievements

- Record Sales of $ 288.2 million
  - up 12 % (up 7 % in local currency)
- Record Operating Profit of $ 40.2 million
  - Operating margin increased to 14.0 %
- Record EPS of $ 1.58
  - up 16 % (up 8 % on a currency adjusted basis)
- Record RD&E spending of $ 15.0 million
  - RD&E / Sales of 5.2 %

Named one of 200 "Best Small Companies" for 4th consecutive year

2003 Forbes Best Small Companies

Market Data

The Company's Common Stock is quoted on the NASDAQ market under the symbol CUNO. The following table shows the quarterly high and low prices for the last two fiscal years ended October 31:

Quarter	2003		2002	
	High	Low	High	Low
First	$ 35.06	$ 29.90	$ 35.71	$ 25.85
Second	37.14	32.06	38.35	33.40
Third	38.85	33.65	37.55	29.84
Fourth	42.35	34.51	33.43	28.99

As of October 31, 2003 CUNO had approximately 5,500 shareholders of record.

Stock Performance

	One Year (12/31/02 - 12/31/03)	Five Years (12/31/98 - 12/31/03)	Since Spin-off (9/10/96 - 12/31/03)
CUNO	36.0 %	177.1 %	197.6 %
Russell 2000	45.4 %	44.3 %	64.6 %
NASDAQ Composite	50.0 %	(8.5) %	68.8 %

CUNO has significantly outperformed the Russell 2000 and NASDAQ Composite on a long term basis.

Visit Our Website at www.cuno.com


2003 Sales
Potable Water
46%
Healthcare
28%
Fluid Processing
26%

Sales by Market Segment

CUNO is a leading manufacturer of filtration products serving critical filtration, separation, and purification applications in three major markets: Potable (drinking) Water, Healthcare, and Fluid Processing. We concentrate on applications where filtration is critical to the end product, manufacturing process, or is required to meet high standards of safety and efficacy. Our customers typically understand the operational value of such products; we compete by providing added value to end users, not merely on price.

Worldwide Sales Summary by Market (Millions)

Potable Water
$2.5 Billion Market

Markets Served:

- Residential
- Commercial
- Food Service
- OEMs, Multi-level Marketers and Appliance Manufacturers

The **Potable Water** market continues to represent a major growth opportunity for CUNO. Our customers - consumers, food service providers, and commercial operations worldwide - are becoming more aware of drinking water problems. CUNO provides a broad range of solutions to water problems through its continuously expanding product family,superior technical support, and diverse distribution channels.




2003 Sales up 11%
$87.6
$101.5
$107.3
$119.5
$132.9
1999
2000
2001
2002
2003

CAAGR = 11.0%

Healthcare
$ 1.1 Billion Market

Markets Served:

- Pharmaceutical
- BioPharmaceutical
- Diagnostics / Life Sciences
- Food & Beverage

Serving the pharmaceutical, bio-processing, food and beverage, and diverse medical/scientific markets, CUNO's **Healthcare** business is technology driven. Continued product development and the introduction of sterilizing grade membranes for use in a broad range of pharmaceutical and biotechnology applications should enhance CUNO's position in this attractive, fast-growing segment.




2003 Sales up 15%
$60.7
$62.8
$65.3
$70.0
$80.7
1999
2000
2001
2002
2003

CAAGR = 7.4%

Fluid Processing
$ 1.4 Billion Market

Markets Served:

- Paint & Coatings
- Chemicals/ Petrochemicals
- Electronics

Our **Fluid Processing** business includes diverse markets ranging from industrial coatings to chemicals to the manufacture of semiconductors. Identification of niche markets and development of unique specialty applications are key to maintaining and expanding market share. A technology-oriented sales and marketing organization and our strong, well established worldwide distribution network provide a solid foundation for expanding this business globally.




2003 Sales up 9%
$72.3
$78.8
$71.9
$68.7
$74.6
1999
2000
2001
2002
2003

CAAGR = 0.8%

Worldwide Leaders in Filtration...

We have a very talented and effective worldwide leadership team with a proven track record both in business planning and operational execution. Aggressive performance targets, progressive organizational development and continuous improvement are key ingredients of our performance-based culture. **The quality of our worldwide management team enables us to compete successfully against much larger competitors.**



Pictured (left to right) are:
Mark Kachur, President & CEO (9 years with CUNO);
Fred Flynn, Senior Vice President & CFO (5 years with CUNO);
and Tom Hamlin, Senior Vice President, RD&E
(20 years with CUNO)

CUNO's Executive Committee, which includes CEO Mark Kachur, Fred Flynn, SVP-Finance & Administration/CFO, and Tom Hamlin, SVP-RD&E, focuses primarily on global strategies (ranging from New Products to major operational initiatives), performance targets, and key aspects of organizational planning and development.

The leaders of our three core businesses have significant industry experience and tenure with CUNO:



Tim Carney
General Manager/President
North American Water Group
10 years with CUNO

Potable Water

In fiscal 2003, our global Potable Water sales were a record $132.9 million, up 11% vs. 2002 (up 9% in local currency).

We are excited about the wide range of growth opportunities in our worldwide Potable Water business, CUNO's largest business segment. Our residential business should benefit both from the improving U.S. economy and various New Product initiatives, while our Food Service business has strong momentum and is well positioned for continued double-digit growth. Furthermore, we expect to continue to further broaden our product applications and OMA customer base, and to increase related aftermarket sales.



Tony Doina
Vice President
Worldwide Fluid Processing
9 years with CUNO

Fluid Processing

In fiscal 2003, our global Fluid Processing sales were $74.6 million, up 9% (up 2% in local currency).

We are optimistic about the growth prospects for our Fluid Processing business. Our New Products - including DuoFLO and PolyKlean - are being well received and have attractive global sales potential. Industrial market conditions in the U.S. and Japan appear to be improving. In addition, our strategy in emerging markets - including China and Latin America - is proceeding well and provides good long term growth potential.



Colin McLaren
Vice President
Worldwide Healthcare
8 years with CUNO

Healthcare

In fiscal 2003, our global Healthcare sales were a record $80.7 million, up 15% (up 8% in local currency).

Our Healthcare business has attractive long term growth potential. We have a well established and rapidly expanding presence in high growth BioPharma markets. Significant opportunities exist throughout our Healthcare business to leverage our technology, product applications, and broaden our worldwide customer base. Furthermore, we have aggressive plans - and correspondingly high expectations - regarding our New Products program and are confident in our ability to execute it.

CUNO operates globally on a decentralized basis. Our major international operations all benefit from the proven leadership of experienced, local national General Managers:

CUNO Europe

In fiscal 2003 CUNO Europe achieved record Sales of $52.3 million, up 30% on a reported basis and up 9% in local currency.

CUNO Europe is well positioned for continued growth in all its primary markets. Our Healthcare business is strong and well balanced, including expanding positions in the BioPharma and Food & Beverage markets. Our Potable Water business, while still relatively small, has significant growth potential. And our Fluid Processing business should continue to benefit from improving market conditions and New Product introductions.



Anton McElevey
General Manager
CUNO Europe
6 years with CUNO

CUNO KK (Japan)

In fiscal 2003 CUNO KK achieved record Sales of $34.6 million, up 13% on a reported basis and up 6% in local currency.

Despite weak industrial market conditions, **CUNO KK is successfully executing a well defined Sales strategy for addressing critical filtration needs in targeted mini-markets.** New Products are expected to bolster our growth prospects in both Fluid Processing and Healthcare in fiscal 2004 despite the uncertain economic environment in Japan.



Yasuki Kido
General Manager
CUNO KK,
10 years with CUNO

CUNO Asia/Pacific

CUNO's Asia/Pacific business - which includes CUNO Pacific (Australia) and CUNO Asia (Singapore) - achieved record Sales of $34.0 million, up 30% on a reported basis and up 18% in local currency.

CUNO Pacific participates broadly in the Potable Water, Fluid Processing and Healthcare filtration markets and is a recognized market leader. We are expanding local manufacturing capacity to meet market demand and expect to achieve continued strong growth in all our primary markets.



Michael Hawes
General Manager
CUNO Pacific
11 years with CUNO

CUNO Asia contributed significantly to our reported Asia/Pacific region growth in fiscal 2003. **The Asia markets, particularly China, offer attractive growth opportunities for CUNO's products and we are focusing our sales and marketing efforts - including New Product sales - accordingly.** In addition, we are expanding our manufacturing capabilities in China as part of our global business strategy.



C.Y. Chin
General Manager
CUNO Asia
7 years with CUNO

CUNO Latina

In fiscal 2003 CUNO Latina achieved record Sales of $11.0 million, down 2% on a reported basis but up 15% in local currency.

As a vertically integrated local manufacturer, CUNO Latina has a strong and expanding market position in Brazil. Despite the challenging local economy, CUNO Latina achieved record local currency Sales in 2003. New Products are expected to significantly contribute to targeted double-digit growth in all three markets in fiscal 2004.



Paul Gaston Cleveland
General Manager
CUNO Latina
27 years with CUNO

Summary of Financial Data(1)

(In Thousands, Except Per Share Data and Ratios)

October 31:	2003	2002	2001	2000	1999
INCOME DATA					
Net Sales	$288,231	$258,201	$244,449	$243,074	$220,584
Gross Profit	131,010	115,751	108,380	104,485	96,550
Operating Income	40,225	34,885	30,411	27,927	23,653
Income before Income Taxes	40,147	34,770	30,797	27,595	22,774
Net Income	26,796	22,956	20,013	17,447	14,831
Basic Earnings per Share	1.61	1.39	1.23	1.08	0.92
Diluted Earnings per Share	1.58	1.36	1.20	1.05	0.91
OTHER FINANCIAL DATA					
Total Assets	$288,008	$236,879	$206,043	$188,899	$184,342
Working Capital	97,685	72,571	55,750	41,921	35,309
Net Plant Investment	85,060	74,759	65,595	63,187	60,352
Capital Expenditures	16,318	17,600	11,028	12,143	11,695
Long-Term Debt	401	2,030	2,893	3,422	8,761
Stockholders' Equity	208,328	162,413	140,171	119,518	104,574
RATIOS					
Gross Profit to Net Sales	45.5%	44.8%	44.3%	43.0%	43.8%
Operating Income to Net Sales	14.0%	13.5%	12.4%	11.5%	10.7%
Net Income to Net Sales	9.3%	8.9%	8.2%	7.2%	6.7%
Effective Income Tax Rate	33.3%	34.0%	35.0%	36.8%	34.9%
Net Income to Average Stockholders' Equity	14.5%	15.2%	15.4%	15.6%	15.2%
Ratio of Current Assets to Current Liabilities	2.5:1	2.3:1	2.0:1	1.7:1	1.6:1

(1) We adopted FASB 142 in 2002, see Note 4. Goodwill amortization was $1,316, $1,140, and $840 in 2001, 2000, and 1999, respectively.

Management's Discussion and Analysis

of Financial Condition and Results of Operations 2003 - 2001

Management's discussion and analysis of financial condition and results of operations ("MD&A") of CUNO Incorporated (the "Company", "CUNO", or "we") is provided as a supplement to the accompanying consolidated financial statements and footnotes to help provide an understanding of our financial position, changes in our financial position and results of our operations. Our MD&A is organized as follows:

- **Company Overview.** This section provides a general description of our business.
- **Company Risk Factors.** This section describes the material risks inherent in our business of which investors should be aware.
- **Caution Concerning Forward-Looking Statements.** This section discusses how certain forward-looking statements made by us throughout the MD&A and elsewhere in this report are based on management's present expectations about future events and are inherently susceptible to uncertainty and changes in circumstances.
- **Critical Accounting Policies.** This section discusses those accounting policies that are both considered important to our financial statements and require significant judgment and estimates on the part of management in their application.
- **Results of Operations.** This section provides an analysis of our results of operations for the years ended October 31, 2003, 2002, and 2001. In addition, a brief description is provided of transactions and events that impact the comparability of these results.
- **Financial Position and Liquidity.** This section provides an analysis of our cash position and cash flows, as well as a discussion of our financing arrangements.
- **Qualitative and Quantitative Disclosures about Market Risk.** This section discusses information about the various market risks we are exposed to as of the end of the latest fiscal period presented.
- **Other Information.** This section describes material developments in the business or markets in which we compete, as well as any other information important to our stakeholders.

Company Overview

CUNO is a world leader in the designing, manufacturing and marketing of a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. Our products, which include proprietary depth filters and semi-permeable membrane filters, are used in the potable water, fluid processing, and healthcare markets. These products, most of which are disposable, effectively remove contaminants that range in size from molecules to sand particles. Our sales are balanced between domestic (approximately 55 percent) and international markets (approximately 45 percent). Our objective is to provide high value-added products and premium customer service. Our proprietary manufacturing processes result in products with features that lower customers' operating expenses and improve the quality of customers' end products.

Company Risk Factors

Risks Associated with International Operations

Approximately 45 percent of our net sales are derived from international operations. Consequently, our reported financial results may be adversely affected by significant fluctuations in the value of the US dollar in comparison to local currencies in the countries in which we operate outside the US. We manufacture products in Japan, China, Brazil, France, Singapore and Australia. Our international operations may be affected by economic, political and governmental conditions in some of the countries where we have manufacturing facilities or where our products are sold. In addition, changes in economic or political conditions in any of the countries in which we operate could result in unfavorable taxation policies, exchange rates, new or additional currency or exchange controls, governmental regulations, credit risks, or other restrictions being imposed on the operations of the Company or expropriation of assets.

Patents and Proprietary Techniques

We have a broad patent portfolio as well as other proprietary information and manufacturing techniques and have applied, and will continue to apply, for patents to protect our technology. The Company's success depends in part upon our ability to protect our technology and proprietary products under US and foreign patent and other intellectual property laws. Trade secrets and confidential know-how which are not patented are protected through confidentiality agreements, contractual provisions and internal Company administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for the Company in the event of any unauthorized use or disclosure. There can be no assurance that third parties will not assert infringement claims against the Company or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. In addition, any such claim may require the Company to incur litigation expenses or subject the Company to liabilities.

Technological and Regulatory Change

The filtration and separations industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements or competitive technologies may render certain of our filtration and separations products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully and on a timely basis are significant factors in our ability to grow and to remain competitive. Similar to all companies, we are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly.

Competition

The filtration and separations markets in which we compete are highly competitive. We compete with many domestic and international companies in the global markets. The principal methods of competition in the markets in which we compete are product specifications, performance, quality, knowledge, reputation, technology, distribution capabilities, service and price.

Key Customers and Suppliers

We have multi-year contracts and arrangements in place with several of our major customers and suppliers. These contracts and arrangements help us effectively plan and manage our operations. Since the markets for our products are dynamic, these contracts and arrangements are continually evolving as we are sensitive to the changing needs of our customers and the ongoing performance of our suppliers. There is no assurance, however, that these contracts and arrangements will be renewed, will not be terminated prematurely or revised to take into consideration the evolving nature of our relationships with our customers and suppliers.

Inflation

Inflation had a negligible effect on our operations during fiscal years 2003, 2002, and 2001. We estimate that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in all fiscal years.

Caution Concerning Forward-Looking Statements

Because we want to provide shareholders with more meaningful and useful information, this annual report contains statements relating to future events and the predicted performance of CUNO which may constitute forward-looking statements, as defined under the Private Securities Litigation Act. We have tried, wherever possible, to identify these "forward looking" statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to risks and uncertainties which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include the following: economic and political conditions in the foreign countries in which we conduct a substantial part of our operations and other risks associated with international operations including taxation policies, credit risk, exchange rate fluctuations and the risk of expropriation; our ability to protect our technology, proprietary products and manufacturing techniques; volumes of shipments of our products, changes in our product mix and product pricing; continuing beneficial relationships with customers; costs of raw materials; the rate of economic and industry growth in the United States and the other countries in which we conduct our business; changes in technology, changes in legislative, regulatory or industrial requirements and risks generally associated with new product introductions and applications; and domestic and international competition in our global markets. We assume no obligation to publicly release revisions to the forward-looking statements to reflect new events or circumstances.

Critical Accounting Policies

The Securities Exchange Comission ("SEC") defines the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, our most critical accounting policies include: revenue recognition, accounting for depreciation and amortization, employee benefits, contingencies, allowance for doubtful accounts, income taxes, and stock-based compensation. The methods, estimates and judgments we use in applying these most critical accounting policies have a significant impact on the results we report in our financial statements. There were no changes in accounting policies or significant changes in accounting estimates during the current period. All of our critical accounting policies have been discussed with the Audit Committee of the Board of Directors.

Revenue Recognition – We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101 *"Revenue Recognition in Financial Statements"* ("SAB 101"). SAB 101 requires that four basic criteria be met before revenue can be recognized: 1) there is evidence that an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectibility is reasonably assured. We recognize revenue upon determination that all criteria for revenue recognition have been met, which, based on our shipping terms, is considered to have occurred upon shipment of the finished product.

Depreciation and amortization – We depreciate our property, plant and equipment using the straight-line method over the estimated useful life of the asset. These periods range as follows:

Land improvements	10 – 20 years
Buildings and additions	30 – 40 years
Machinery and equipment	5 – 20 years
Computers and related equipment	3 – 5 years

We amortize our patents and other amortizable intangible assets over their estimated useful lives. The straight line method of amortization is used unless another method is more appropriate and reliable in reflecting the pattern in which the asset provides economic benefits. These periods generally range from 10 – 20 years.

We review the carrying values of intangible assets and long-lived assets for impairment on an annual basis. In addition, in the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired at any time other than during the annual impairment review, a specific evaluation of the assets or groups of assets is performed to determine whether any impairment exists. Our evaluations compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount.

Employee benefits – We account for our pension plans in accordance with SFAS No. 87, "Employer's Accounting for Pensions". In applying this accounting practice, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets.

The primary assumptions are as follows:

- Weighted average discount rate – this rate is used to estimate the current value of future benefits. This rate is adjusted based on movements in long-term interest rates.
- Expected long-term rate of return on assets – this rate is used to estimate future growth in investments and investment earnings. The expected return is based upon a combination of historical market performance and anticipated future returns for a portfolio reflecting the mix of equity, debt and other investments indicative of our plan assets.
- Rates of increase in compensation levels – this rate is used to estimate projected annual pay increases, which are used to determine the wage base used to project employees' pension benefits at retirement.

We determine these assumptions based on consultations with our outside actuaries and investment advisors. Any variance in the above assumptions could have a significant impact on future recognized pension costs, assets and liabilities.

Contingencies, claims, assessments – From time to time, we are involved with contingencies, claims, and assessments. We use both in-house and outside legal counsel to assess the probability of loss. The Company establishes an accrual for specific contingencies, claims and assessments when both of the following conditions are present: a loss is deemed probable and the amount of the anticipated loss can be reasonably estimated. There can -be no assurance that the ultimate resolution of these contingencies, claims, and assessments will not differ materially from our estimates

Allowance for Doubtful Accounts – The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of specific customers. In an effort to identify adverse trends, we perform periodic credit evaluations of our customers and ongoing account balance reviews and agings of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks surrounding specific customers.

Income Taxes – We estimate and use our expected annual effective income tax rate to accrue income taxes on an interim basis. We update these estimates quarterly. We record valuation allowances to reduce our deferred income tax assets to an amount that we believe is more likely than not to be realized. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we were to determine that we will not realize all or part of our deferred income tax assets in the future, we would make an adjustment to the carrying value of the deferred income tax asset, which would be reflected as an income tax expense. Conversely, if we were to determine that we will realize a deferred income tax asset, which currently has a valuation allowance, we would reverse the valuation allowance which would be reflected as an income tax benefit in our financial statements.

Stock Based Compensation – We currently account for our stock option awards under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock-based employee compensation cost pertaining to employee stock options is reflected in net income, as all options granted under our plans had exercise prices equal to the market value of the underlying common stock on the date of grant. Restricted share grants awarded to employees are included in earnings as an expense over the vesting period of the award.

Results of Operations

Year Ended October 31, 2003 Compared to Year Ended October 31, 2002

Business Environment

Our operations are affected by global economic and political factors. However, our geographic and market diversity helps limit the impact of any one market or the economy of any single country on our consolidated results.

Net Sales

Net sales of $288.2 million in fiscal 2003 represented an 11.6 percent increase over 2002 net sales of $258.2 million. This increase can generally be attributed to an increase in the unit volume of worldwide sales. Had currency values been unchanged from fiscal 2002, net sales in 2003 would have been $276.4 million ($11.8 million lower), or 7.1 percent greater overall.

The following table displays our sales by geographic segment (dollar amounts in thousands):

	Year Ended October 31, 2003	Year Ended October 31, 2002	Percent Change	Currency Adjusted Change
North America	$156,294	$149,784	4.3%	4.3%
Europe	52,291	40,369	29.5%	8.9%
Japan	34,617	30,648	13.0%	6.1%
Asia/Pacific	34,005	26,179	29.9%	17.6%
Latin America	11,024	11,221	(1.8%)	15.2%
Total sales	$288,231	$258,201	11.6%	7.1%

North American sales totaled $156.3 million in 2003, which represented a 4.3 percent increase over sales of $149.8 million in 2002. Moderately stronger Potable Water market sales were responsible for this growth in North America during this time period. Strong growth in sales to Original Equipment Manufacturer ("OEM") customers, direct marketing companies and appliance manufacturers were tempered by general weakness in the residential markets. Healthcare sales improved modestly year over year, while Fluid Processing sales were down slightly due to their more cyclical nature.

Our international sales increased $23.5 million or 21.7 percent in 2003 (10.9 percent in local currency) compared to 2002. European sales increased 8.9 percent in local currency as compared to the same period in 2002. Healthcare sales were particularly strong during this period reflecting greater demand in the pharmaceutical industry, and sales in the Potable Water market were up significantly. Sales in Japan were up 6.1 percent in local currency despite an overall weak economy. Asia/Pacific sales were up 17.6 percent excluding changes in currency values. The increase in Asia/Pacific sales was due primarily to broad-based strength in sales among all markets throughout the region. Latin American sales increased 15.2 percent due to in large part to overall broad strength in all markets as well as new product sales within the Potable Water market in the latter half of 2003.

The following table displays our sales by market (dollars in thousands):

	Year Ended			Currency
	October 31, 2003	October 31, 2002	Percent Change	Adjusted Change
Potable Water	$132,938	$119,456	11.3%	9.4%
Fluid Processing	74,626	68,714	8.6%	2.1%
Healthcare	80,667	70,031	15.2%	8.0%
Total Sales	$288,231	$258,201	11.6%	7.1%

The unsettled economies in the US and certain other countries (primarily Japan) throughout much of fiscal 2003 have impacted all of our markets to some extent. The strength in the Potable Water market was broad geographically, driven largely by strong overseas sales (up 23.6 percent in local currency). The Fluid Processing sales increase of 8.6 percent reflects incremental growth throughout the year, particularly in the international markets. Healthcare sales increased 15.2 percent (10.5 percent overseas on a local currency basis) and continue to benefit from an ongoing focus by management on competitively favorable product lines and market niches.

Gross Profit

Gross profit increased $15.3 million to $131.0 million in 2003 from $115.8 million in 2002. Gross profit as a percentage of net sales (gross margin) increased during that same period from 44.8 percent in 2002 to 45.5 percent in 2003. The primary factors which contributed to the increased gross margin in 2003 were the overall increase in volume sales and higher mix of sales in Healthcare (which generally carry higher margins). Although we are under pressure to maintain competitive prices with our customers, we pursue various supply-chain management initiatives designed to lower our production costs. In addition, we have ongoing programs to modernize our manufacturing facilities to gain more efficiencies.

Operating Expenses

Selling, general and administrative expenses (SG&A) were up 14.5 percent in 2003 compared to fiscal 2002. SG&A expenses were 26.3 percent of sales in fiscal 2003 compared to 25.6 percent of sales in fiscal 2002. We continued to face rising insurance and other structural costs in fiscal 2003, and have taken active measures to curb these costs when prudent. Also, because of CUNO's international operations, the weaker US dollar served to increase the consolidated US dollar-reported SG&A expense in 2003.

Research, development and engineering expenses ("RD&E"), which are incurred primarily in the US, increased 2.1% in 2003 compared to 2002. In 2003, we received approximately $0.5 million in RD&E cost reimbursements from various new customers. Adjusting for these one-time items, RD&E would have increased 5.6 percent – this reflects our continued focus on the development of new products and technologies. As a percentage of sales, RD&E expenses were 5.4 percent of sales (adjusted for reimbursements above) in fiscal 2003 compared to 5.7 percent of sales in fiscal 2002.

Operating Income

As a result of the above, operating income increased $5.3 million, or 15.3 percent, to $40.2 million or 14.0 percent of sales in fiscal 2003 compared to $34.9 million or 13.5 percent of sales in fiscal 2002.

Non-Operating Activity

Interest expense was relatively flat in fiscal 2003 compared to fiscal 2002. See "Financial Position and Liquidity" below for further discussion of the Company's cash and debt structure. Interest income was flat due to lower average interest rates in 2003, partially offset by higher average investment levels.

Income Taxes

The Company's effective income tax rate for fiscal 2003 was 33.3 percent compared to 34.0 percent in 2002. Our tax rate is impacted by the change in the mix of income attributed to the various countries in which we do business, as well as ongoing , global tax planning initiatives.

Year Ended October 31, 2002 Compared to Year Ended October 31, 2001

Net Sales

Net sales of $258.2 million in fiscal year 2002 represented a 5.6 percent increase over net sales of $244.4 million in fiscal year 2001. This increase can generally be attributed to an increase in the unit volume of worldwide sales. The effects of foreign currency fluctuations reduced net sales in fiscal year 2002 by $2.1 million as compared to fiscal year 2001. Had currency values remained unchanged from fiscal year 2001, net sales in fiscal year 2002 would have been $260.3 million, or 6.5 percent greater than the prior year.

The following table displays our sales by geographic operating segment (dollars in thousands):

	Year Ended			Currency
	October 31, 2002	October 31, 2001	Percent Change	Adjusted Change
North America	$149,784	$139,745	7.2%	7.2%
Europe	40,369	35,323	14.3%	10.2%
Japan	30,648	34,390	(10.9%)	(5.9%)
Asia/Pacific	26,179	23,074	13.5%	12.2%
Latin America	11,221	11,917	(5.8%)	12.2%
Total sales	$258,201	$244,449	5.6%	6.5%

Sales growth of 7.2 percent in our North American operations was led by both Healthcare (up 9.2 percent) and Potable Water (up 9.9 percent). Potable Water continues to record strong sales with its series of new filters designed for customers who serve various channels of distribution with final sales primarily to U.S. residential consumers. Sales into the healthcare market improved year over year due mostly to broad-based volume increases.

Our international sales increased $3.7 million or 3.5 percent in 2002 compared to 2001. Had the value of foreign currencies remained unchanged in fiscal 2002 as compared to fiscal 2001, sales for these operations would have increased $5.8 million or 5.6 percent. In Europe, sales increased 10.2 percent in local currency; this gain was spread broadly across our three markets. Strong Healthcare sales to the pharmaceutical market contributed to this growth. Sales by the European Potable Water group increased 27.5 percent due to increased marketing and sales efforts. Sales in Japan were down 5.9 percent on a local currency basis as compared to the same period last year. All markets have been impacted by the continued weakness in the Japanese economy. Local currency sales growth in Asia/Pacific of 12.2 percent was broad-based with a majority of the increase coming from strong sales growth in Potable Water throughout the region. Despite the economic troubles in Argentina (see "Argentine Peso Devaluation" in the "Other Matters" section below for a discussion of our exposure to Argentina), local currency sales in Latin America increased 12.2 percent in fiscal 2002. The sales increase reflects strong, broad improvements in all markets, led by a 21.5 percent increase in Healthcare sales in the region.

The following table displays our sales by market (dollars in thousands):

	Year Ended October 31, 2002	Year Ended October 31, 2001	Percent Change	Currency Adjusted Change
Potable Water	$119,456	$107,263	11.4%	11.6%
Fluid Processing	68,714	71,898	(4.4%)	(3.1%)
Healthcare	70,031	65,288	7.3%	8.7%
Total Sales	$258,201	$244,449	5.6%	6.5%

The weak economies in the U.S. and certain international markets (primarily Japan) impacted all of our markets to some extent; however, Fluid Processing is our most cyclical market and was most impacted by the recent economic slowdown. The strength in the Potable Water market was broad geographically, driven largely by strong international sales (up 21.3 percent in local currency) and strong sales growth in North America (up 9.9 percent) associated with OEM customers, direct marketing companies, and appliance manufacturers. Healthcare sales increased both domestically and internationally and continue to benefit from our ongoing focus on competitively favorable product lines, market niches, and new products.

Gross Profit

Our gross profit increased $7.4 million to $115.8 million in fiscal year 2002 from $108.4 million in 2001. Gross profit as a percentage of net sales increased from 44.3 percent in 2001 to 44.8 percent in 2002. The primary factor that contributed to the improved gross margin in 2002 was the market mix of sales (increased Healthcare sales which generally carry higher margins combined with decreased Fluid Processing sales which generally carry lower margins). In addition, various supply chain management initiatives designed to lower our production costs and ongoing programs to modernize our manufacturing facilities to gain efficiencies contributed to our improved gross margin.

Operating Expenses

Selling, general and administrative (SG&A) expenses increased $3.3 million in fiscal year 2002 over fiscal 2001, representing a 5.2 percent increase. Generally, expense categories within SG&A reflected nominal changes consistent with our focus on restraining discretionary spending. The cost of obtaining insurance has risen sharply and we continually take steps to control these expenses by reviewing deductible levels, evaluating levels of self-insurance, and aggressively marketing our policies. As a percentage of sales, SG&A expenses were relatively flat year over year, representing 25.6 percent of sales in 2002 compared to 25.7 percent of sales in 2001. As further described in Note 1 to the Financial Statements, the 2002 results benefitted from the elimination of goodwill amortization ($1.3 million in 2001) required by the adoption of SFAS 142.

Research, development and engineering (RD&E) expenses increased 6.8 percent to $14.7 million in fiscal year 2002, reflecting our continued emphasis on the development of new products and technologies. As a percentage of sales, research, development and engineering expenses were 5.7 percent of sales in fiscal year 2002 compared to 5.6 percent of sales in fiscal year 2001. Our plans are to continue to devote significant resources to research and development in order to develop new technologies, enhance existing products, and develop additional new products.

Operating Income

As a result of the above, our operating income increased $4.5 million, or 14.7 percent, to $34.9 million or 13.5 percent of sales in fiscal year 2002 as compared to $30.4 million or 12.4 percent of sales in fiscal year 2001.

Non-Operating Activity

Interest income decreased by $0.3 million to $0.6 million in fiscal year 2002 due primarily to lower average interest rates worldwide, partially offset by higher average net investment levels (see Liquidity and Capital Resources below). No other material nonoperating activity occurred in either of the two fiscal years.

Income Taxes

Our effective income tax rate for fiscal year 2002 was 34.0 percent as compared to 35.0 percent in fiscal year 2001. The tax rate in 2002 was favorably impacted by permanent tax benefits associated with the adoption of FAS 142 (see Note 1), certain tax planning initiatives, marginally lower worldwide tax rates, and a change in the mix of income attributed to the various countries in which we do business.

Financial Position and Liquidity

We assess liquidity in terms of the Company's ability to generate cash to fund our continuing operating and investing activities. Of particular importance to the management of liquidity are cash flows generated by operating activities, capital expenditure levels, and adequate bank financing alternatives.

We manage our worldwide cash requirements considering the cost effectiveness of the funds available from, and to, the many subsidiaries through which we conduct our business. We believe that our existing cash and cash equivalents position ($57.6 million at October 31, 2003) and available sources of liquidity (approximately $24.3 million of available, unused worldwide short-term lines of credit) are sufficient to meet current and anticipated requirements for the foreseeable future. We do not rely on commercial paper or off-balance sheet financing arrangements for our liquidity needs nor do we have any investments in special purpose entities ("SPE"), or variable interest entities ("VIE").

We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. Our efforts are spread across the various markets in which we compete, with particular emphasis on new products and technologies in Healthcare and the improvement in design and function of products within Potable Water. We consider R&D and the development of new products and technologies an integral part of our growth strategy and a core competence of the Company.

Likewise, we continue to invest in capital expenditures in order to expand and modernize manufacturing facilities around the world. We currently have plans to expand certain international manufacturing lines in order to meet product demands around the world. In addition, new manufacturing lines and processes are being installed in the US to benefit the Potable Water Group, Fluid Processing, and Healthcare operations.

Summary of Cash Flows (in thousands of dollars) follows:

	Year Ended October 31,	
	2003	2002
Cash provided by (used for):		
Operating activities	$34,934	$29,120
Investing activities	(16,892)	(18,171)
Financing activities	(2,714)	4,006
Effect of exchange rate changes on cash and cash equivalents	1,403	289

Net cash provided by operating activities increased $5.8 million due primarily to:

- Increased net income in 2003 of $3.8 million
- Increased pension funding of approximately $1.8 million
- Timing in collections of accounts receivable
- Timing in payments of prepaid expenses and other current assets

Net cash used for investing activities decreased by $1.3 million due primarily to:

- Decrease in capital expenditures of $1.3 million

Net cash used for financing activities increased by $6.7 million due primarily to:

- Increase in net borrowing under short-term bank loans of $6.7 million due primarily to the timing of cash payments
- Increase in proceeds from stock options of $1.2 million
- Increase in payments on long term debt of $1.1 million

The effect of exchange rate changes on cash and cash equivalents increased $1.1 million due primarily to the overall weakness of the US Dollar in 2003, particularly against the Japanese Yen, Euro and Australian Dollar.

Qualitative and Quantitative Disclosure About Market Risk

Foreign Currency Risk

Approximately 45 percent of our operations consist of sales and manufacturing activities in foreign countries. We manufacture a significant portion of our products in the U.S. and sell some of these products to affiliated companies overseas. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute and sell our products. Our currency exposures vary, but are concentrated in the Euro, Japanese yen, Singapore dollar, Australian dollar, British pound, Brazilian real, Argentine peso, and the Chinese Renminbi.

We utilize forward foreign exchange contracts to hedge specific exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction. We do not hedge overseas sales denominated in foreign currencies or translation exposures. We do not enter into financial instruments for speculation or trading purposes.

We utilize bank loans and other debt instruments throughout our worldwide operations. To mitigate foreign currency risk, such debt is generally denominated in the underlying local currency of the branch or subsidiary. In certain limited and specific instances, we may manage risk by denominating a portion of debt outstanding in a currency other than the local currency.

Interest Rate Risk

Our interest income and expense are most sensitive to changes in the general level of U.S. and Japanese interest rates. In this regard, changes in these interest rates may affect the interest paid on debt. To mitigate the impact of fluctuations in U.S. and Japanese interest rates, we periodically evaluate alternative interest rate arrangements.

Below is a table detailing, by maturity date, the Company's debt portfolio and the estimated interest rates for the fiscal years ended October 31, (dollars in thousands):

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Bank loans	$14,098	—	—	—	—	—	$14,098	$14,098
Avg. Interest Rate	0.80%						0.80%	
Long-term Debt:								
Fixed Rate	$ 849	$ 143	$ 151	$ 76	$ 10	$ 21	$ 1,250	$ 1,220
Avg. Interest Rate	5.04%	5.07%	5.10%	4.29%	0.13%	0.13%	4.88%	

Other Information

Argentine Peso Devaluation

A significant devaluation in the Argentine peso took place in our first quarter of 2002. We have a branch located in Argentina that accounted for less than 1 percent of consolidated net sales in 2003. Because this branch's operation is not material to our consolidated results, it has only a minimal impact on our overall results of operations. See "Market Risk Disclosures" following.

Insurance and Pension Costs

Due to market forces, the cost of insurance has risen substantially and the availability of insurance has become more restrictive. We maintain insurance coverage with such deductibles and self-insurance as considered adequate and appropriate for our needs. Such coverage reflects market conditions (including cost and availability) existing at the time it is written and the relationship of insurance coverage to self-insurance varies accordingly. We consider the impact of these changes as we continually assess the best way to provide for our insurance needs now and in the future.

Due to the recent decline in interest rates and lower expectations of the long-term rate of return on our pension assets, the annual cost of our pension plans is likely to increase in the near term. Our current estimate of total pension expense for fiscal 2004 amounts to approximately $3.0 million (vs. $1.7 million in 2003). This change is primarily due to the decrease in discount rates in the US and Japan and the decrease in the expected long-term rate of return on assets in the US. See Note 6 in "Notes to Consolidated Financial Statements" for actuarial assumptions and additional information.

Market Risk Disclosures

The overall objective of our financial risk management program is to seek a reduction in the potential negative earnings effects from changes in foreign exchange and interest rates arising from business activities. We manage these financial exposures through operational means and by utilizing available financial instruments. Practices may change as economic conditions change.

Contractual Obligations and Commercial Commitments

Below is a table detailing, by maturity date, our contractual obligations and commercial commitments as of October 31, 2003 (amounts in thousands):

Obligations and Commitments	2004	2005	2006	2007	2008	Thereafter
Bank loans	$14,098	$ —	$ —	$ —	$ —	$ —
Long-term debt	849	143	151	76	10	21
Operating leases	2,895	2,487	2,241	2,011	1,613	—
Total	$17,842	$2,630	$2,392	$2,087	$1,623	$21

Report of Ernst & Young LLP, Independent Auditors

Stockholders and Board of Directors

CUNO Incorporated

We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, effective November 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst + Young LLP

Hartford, Connecticut

December 11, 2003

Consolidated Statements of Income

(in thousands, except share and per-share amounts)

	Year Ended October 31,		
	2003	2002	2001
Net sales	$288,231	$258,201	$244,449
Operating expenses:			
Cost of products sold	157,221	142,450	136,069
Selling, general and administrative	75,808	66,204	62,924
Research, development and engineering	14,977	14,662	13,729
Goodwill amortization	–	–	1,316
	248,006	223,316	214,038
Operating income	40,225	34,885	30,411
Non-operating income (expense):			
Interest expense	(540)	(417)	(545)
Other income	462	302	931
	(78)	(115)	386
Income before income taxes	40,147	34,770	30,797
Income tax expense	13,351	11,814	10,784
Net income	$26,796	$22,956	$20,013
Basic earnings per common share	$1.61	$1.39	$1.23
Diluted earnings per common share	$1.58	$1.36	$1.20
Basic shares outstanding	16,661,101	16,477,637	16,308,563
Diluted shares outstanding	16,987,792	16,884,585	16,689,934

See accompanying Notes.

Consolidated Balance Sheets (in thousands, except share amounts)

	October 31, 2003	October 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 57,603	$ 40,872
Accounts receivable (less allowances for doubtful accounts of $1,705 and $1,406, respectively)	59,658	50,862
Inventories	31,058	26,173
Deferred income taxes	9,020	7,998
Prepaid expenses and other current assets	4,306	4,233
Total current assets	161,645	130,138
Noncurrent assets		
Deferred income taxes	1,340	1,482
Goodwill, net	28,489	26,995
Prepaid pension costs	7,923	–
Other noncurrent assets	3,551	3,505
Property, plant and equipment, net	85,060	74,759
Total assets	$288,008	$236,879
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 849	$ 714
Short term bank loans	14,098	16,374
Accounts payable	18,556	16,256
Accrued payroll and related taxes	15,665	13,633
Other accrued expenses	12,234	10,093
Accrued income taxes	2,558	497
Total current liabilities	63,960	57,567
Noncurrent liabilities		
Long-term debt, less current portion	401	2,030
Deferred income taxes	9,862	5,924
Accrued pension liability	5,457	8,945
Total noncurrent liabilities	15,720	16,899
Commitments and contingencies (Note 12)		
Stockholders' Equity		
Preferred Stock, $.001 par value: 2,000,000 shares authorized; no shares issued	–	–
Common Stock, $.001 par value: 50,000,000 shares authorized; 16,863,482 and 16,566,625 shares issued and outstanding	17	17
Treasury Stock, at cost (2,747 shares)	(57)	(57)
Additional paid-in-capital	53,787	46,375
Unearned compensation	(784)	(551)
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustments	3,282	(5,533)
Fair value of derivative financial instruments, net	13	(8)
Minimum pension liability, net	(2,049)	(5,153)
Total accumulated other comprehensive income (loss)	1,246	(10,694)
Retained earnings	154,119	127,323
Total stockholders' equity	208,328	162,413
Total liabilities and stockholders' equity	$288,008	$236,879

See accompanying Notes.

Consolidated Statements of Stockholders' Equity (in thousands)

	Common Stock	Treasury Stock	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income(Loss)	Retained Earnings	Total Stockholders' Equity
Balance at October 31, 2000	$ 16	$ –	$39,814	$(1,120)	$(3,546)	$ 84,354	$119,518
Net income						20,013	20,013
Other comprehensive income–							
Foreign currency translation adjustments					(1,678)		(1,678)
Change in fair value of derivative financial instruments, net of deferred income taxes of $50					94		94
Minimum pension liability adjustment, net of income taxes of $418					(670)		(670)
Comprehensive income							17,759
Amortization of unearned compensation				727			727
Shares awarded under employee stock plans			1,532	(564)			968
Shares issued to employee benefit plans			632				632
Stock options exercised			496				496
Purchase of Treasury Stock		(57)					(57)
Tax benefit on stock-based compensation			128				128
Balance at October 31, 2001	16	(57)	42,602	(957)	(5,800)	104,367	140,171
Net income						22,956	22,956
Other comprehensive income–							
Foreign currency translation adjustments					(309)		(309)
Change in fair value of derivative financial instruments, net of deferred income taxes of $36					49		49
Loss related to derivative financial instruments reclassified into earnings from other comprehensive income, net of $109 tax benefit					(151)		(151)
Minimum pension liability adjustment, net of income taxes of $2,761					(4,483)		(4,483)
Comprehensive income							18,062
Amortization of unearned compensation				648			648
Shares awarded under employee stock plans, net			519	(242)			277
Shares issued to employee benefit plans			717				717
Stock options exercised	1		1,664				1,665
Tax benefit on stock-based compensation			873				873
Balance at October 31, 2002	17	(57)	46,375	(551)	(10,694)	127,323	162,413
Net income						26,796	26,796
Other comprehensive income–							–
Foreign currency translation adjustments					8,815		8,815
Change in fair value of derivative financial instruments, net of deferred income taxes of $56					77		77
Loss related to derivative financial instruments reclassified into earnings from other comprehensive income, net of deferred taxes of $40					(56)		(56)
Minimum pension liability adjustment, net of income taxes of $1,834					3,104		3,104
Comprehensive income							38,736
Amortization of unearned compensation				361			361
Shares awarded under employee stock plans, net			1,255	(594)			661
Shares issued to employee benefit plans			1,407				1,407
Stock options exercised			2,821				2,821
Tax benefit on stock-based compensation			1,929				1,929
Balance at October 31, 2003	$17	$(57)	$53,787	$(784)	$1,246	$154,119	$208,328

See accompanying Notes.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended October 31,		
	2003	2002	2001
Operating activities			
Net income	$26,796	$22,956	$20,013
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,769	8,266	9,052
Noncash compensation recognized under employee stock plans	554	840	921
Gain on sales of property, plant and equipment	(13)	(1)	(59)
Pension costs less than funding	(6,252)	(4,435)	(347)
Deferred income taxes	1,599	3,805	(792)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(4,615)	(2,031)	2,890
Inventories	(1,845)	(2,250)	(1,654)
Accounts payable and accrued expenses	287	546	90
Accrued income taxes	4,898	3,670	(474)
Prepaid expenses and other	3,756	(2,246)	(1,696)
Net cash provided by operating activities	34,934	29,120	27,944
Investing activities			
Proceeds from sales of property, plant and equipment	41	129	104
Acquisition of companies, net of cash acquired	(149)	(700)	(4,489)
Capital expenditures	(16,318)	(17,600)	(11,028)
Other, net	(466)	–	–
Net cash used for investing activities	(16,892)	(18,171)	(15,413)
Financing activities			
Principal payments on long-term debt	(2,069)	(929)	(969)
Net borrowings (repayments) under short-term bank loans	(3,466)	3,271	363
Acquisition of Treasury Stock	–	–	(57)
Proceeds from stock options exercised	2,821	1,664	496
Net cash (used for) provided by financing activities	(2,714)	4,006	(167)
Effect of exchange rate changes on cash and cash equivalents	1,403	289	(550)
Net change in cash and cash equivalents	16,731	15,244	11,814
Cash and cash equivalents at beginning of year	40,872	25,628	13,814
Cash and cash equivalents at end of year	$ 57,603	$40,872	$25,628
Supplemental disclosures			
Cash paid for:			
Interest	$ 306	$ 403	$ 572
Income taxes	$ 8,016	$10,371	$12,261

See accompanying Notes.

Notes to Consolidated Financial Statements
CUNO Incorporated
(in thousands, except share and per-share amounts)

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES

Organization:

CUNO Incorporated (the "Company," "CUNO," or "we") designs, manufactures and markets a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. Our products, which include proprietary depth filters and semi-permeable membrane filters, are sold in the potable water, healthcare, and fluid processing markets throughout the world.

Consolidation:

The accounts of CUNO and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation. We do not have any special purpose entities (SPE's), variable interest entities (VIE's) or joint venture arrangements.

Cash and Cash Equivalents:

We consider all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of time deposits in financial institutions.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. We invest our cash and cash equivalents in high-quality financial institutions and instruments. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers comprising our customer base and their distribution across many different industries and geographies. Foreign sales were approximately 45 percent of the Company's net sales in 2003, 47 percent in 2002 and 47 percent in 2001 and are concentrated primarily in Europe, Latin America, Japan, Australia, Asia, and China. For the year ended October 31, 2003, one customer accounted for 14.3 percent of total net sales and 15.4 percent of total net receivables.

Our 2003 sales within Japan amounted to $34,617 and approximately 35 percent of those sales were derived from five distributors. We continually monitor the status of the receivable balances, including reviewing the financial condition of the ultimate end customer, as a means to help mitigate potential collection risk. As of October 31, 2003 we had no other significant concentrations of credit risk.

Recognition of Revenue and Accounts Receivable:

We recognize revenue and accounts receivable in accordance with SEC Staff Accounting Bulletin No. 101 *"Revenue Recognition in Financial Statements"* ("SAB 101"). SAB 101 requires that four basic criteria be met before revenue can be recognized: 1) there is evidence that an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectibility is reasonably assured. We recognize revenue upon determination that all criteria for revenue recognition have been met, which, based on our shipping terms, is considered to have occurred upon shipment of the finished product.

Shipping and handling costs associated with sales are charged to cost of sales. Credit is extended to customers based on an evaluation of each customer's financial condition; generally, collateral is not required. Revenues are presented in the consolidated financial statements net of sales allowances and discounts. Accounts receivable are presented in the consolidated financial statements net of the allowance for doubtful accounts.

Allowance for Doubtful Accounts:

The allowance for doubtful accounts is established to represent our best estimate of the net realizable value of the outstanding accounts receivable balances. We estimate our allowance for doubtful accounts based on past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of specific customers. In an effort to identify adverse trends, we perform periodic credit evaluations of our customers and ongoing account balance reviews and agings of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks surrounding specific customers.

Inventories:

Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO) and average cost methods. Approximately 43 and 52 percent of worldwide inventories in 2003 and 2002, respectively, are accounted for using the LIFO method. Inventories as of October 31 consisted of the following:

	2003	2002
Raw materials	$13,112	$11,701
Work in process	3,992	3,112
Finished goods	13,954	11,360
	$31,058	$26,173

If all inventories were valued by the FIFO method, inventories would have been $2,665 higher in 2003 and $2,699 higher in 2002.

Goodwill and Other Intangible Assets:

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies. Goodwill was historically amortized on a straight-line basis over periods not exceeding 25 years. Effective November 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* (FAS 142) which require that goodwill and certain other intangible assets with indefinite lives recorded as a result of business combinations completed after June 30, 2001 not be amortized. Effective July 1, 2001, additional provisions of FAS 142, which require that goodwill recorded from business combinations completed on or before June 30, 2001 and certain other intangible assets deemed to have indefinite lives no longer be amortized, were adopted by the Company. Goodwill and other intangible assets with indefinite lives are subject to annual impairment tests. Additionally, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, *"Business Combinations,"* which require purchase accounting for all business combinations completed after June 30, 2001. See Note 4 for additional information regarding goodwill and other intangible assets.

Property, Plant, and Equipment:

Property, plant and equipment are recorded at cost. Buildings and equipment are depreciated using the straight-line method over their estimated useful lives, ranging from 10 to 40 years for buildings and 3 to 20 years for machinery and equipment. All repair and maintenance costs are expensed as incurred.

Impairment of Amortizable Intangible Assets and Long-Lived Assets:

We review the carrying values of amortizable intangible assets and long-lived assets on an annual basis. In addition, in the event that facts and circumstances indicate that the carrying value of such intangibles and long-lived assets or other assets may be impaired during any other time, an evaluation is performed. Our evaluations compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. In 2003, we recorded diminimus losses on capitalized patent costs for patents we decided to no longer maintain.

Income Taxes:

We use the liability method in measuring the provision for income taxes and recognizing deferred income tax assets and liabilities in the balance sheet. Deferred income tax assets and liabilities principally arise from differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred income tax balances are determined using provisions of currently enacted tax laws; the effects of possible future changes in tax laws or rates are not anticipated.

Provisions are made for income taxes on undistributed earnings of foreign subsidiaries which are expected to be remitted to the U.S. in the near term. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. For those foreign locations where dividends are not planned or anticipated, determination of the amount of any unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Translation of Foreign Currencies:

For most international operations, local currencies are considered their functional currencies. Revenue and expense accounts are translated at the average exchange rate for the year while all assets and liability accounts are translated at the exchange rate at the balance sheet date. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

Derivative Instruments:

We account for derivative instruments under Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* (FAS 133) as amended. FAS 133 established accounting and reporting standards for derivative instruments and hedging activities and requires the Company to recognize these instruments as either assets or liabilities on the balance sheet and measure them at fair value.

Research and Development:

Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $7,254, $7,409, and $7,343 for the year ended October 31, 2003, 2002 and 2001, respectively. During the year ended October 31, 2003, we received approximately $500 in cost reimbursements from various customers, which were accounted for as a reduction of research and development expenses.

Advertising:

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses were $3,528, $3,104, and $2,774, for the years ended October 31, 2003, 2002, and 2001, respectively.

Employee Stock Options:

We currently account for our stock option awards under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and related interpretations. No option-based employee compensation cost is reflected in net income, as all options granted under our plans had exercise prices equal to the market value of the underlying common stock on the date of grant. Restricted share grants awarded to employees are included in earnings as an expense over the vesting period of the award.

The following table illustrates the effect on net income and earnings per share had compensation cost been recognized based on the fair value of the options at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards No 123, *"Accounting for Stock-Based Compensation,"* using the Black-Scholes fair value method for option pricing.

	For the Year Ended October 31,		
	2003	2002	2001
Net income, as reported	$26,796	$22,956	$20,013
Add: Stock-based compensation expense included in reported net income, net of income taxes	360	546	599
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of income taxes	2,168	2,208	1,790
Pro forma net income	$24,988	$21,294	$18,822
Earnings per share:			
Basic - as reported	$1.61	$1.39	$1.23
Basic - pro forma	$1.50	$1.29	$1.15
Diluted - as reported	$1.58	$1.36	$1.20
Diluted - pro forma	$1.47	$1.26	$1.13

Other Income:

Other income as reported in the accompanying Consolidated Statements of Income for the years ended October 31 consisted of the following:

	2003	2002	2001
Interest income	$603	$603	$944
Exchange (losses) gains	(137)	(123)	46
Gains on sales of property, plant and equipment	13	1	59
Other expenses	(17)	(179)	(118)
Total	$462	$302	$931

Earnings Per Share:

The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:

	2003	2002	2001
Numerator:			
Net income	$26,796	$22,956	$20,013
Denominators:			
Weighted average shares outstanding	16,692,468	16,511,616	16,367,826
Issued but unearned performance shares	—	—	(762)
Issued but unearned restricted shares	(31,367)	(33,979)	(58,501)
Denominator for basic earnings per share	16,661,101	16,477,637	16,308,563
Weighted average shares outstanding	16,692,468	16,511,616	16,367,826
Effect of dilutive employee stock options	295,324	372,969	322,108
Denominator for diluted earnings per share	16,987,792	16,884,585	16,689,934
Basic earnings per share	1.61	$1.39	$1.23
Diluted earnings per share	1.58	$1.36	$1.20

Foreign Currency Risk and Derivatives:

A significant portion of revenues, earnings and net investments in foreign affiliates are exposed to changes in foreign currency exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected local currency revenues in relation to local currency costs and local currency assets in relation to local currency liabilities. Foreign exchange risk is also managed through the use of derivative financial instruments and foreign currency denominated debt. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange denominated transactions. We utilize forward foreign exchange contracts to hedge specific exposures relating primarily to export sales with pre-established U.S. dollar amounts at specified dates. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates.

We recognize all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements, at fair value, regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred income taxes. There were no ineffective hedges for any of the years presented. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Uses of Estimates:

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for depreciation, amortization, employee benefits, contingencies, and asset valuation allowances.

Newly Issued Accounting Standards:

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123"* (FAS 148). This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. We adopted the disclosure provisions of this Statement beginning with the quarter ended April 30, 2003.

Reclassifications:

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of October 31 is comprised of the following:

	2003	2002
Land and land improvements	$6,452	$ 6,056
Buildings	39,331	35,028
Machinery and equipment	111,774	92,744
Construction in progress	15,964	16,682
	173,521	150,510
Less accumulated depreciation	88,461	75,751
	$ 85,060	$ 74,759

Depreciation expense was $9,591 in 2003, $7,945 in 2002, and $7,898 in 2001.

NOTE 3 - DEBT

Long-term debt amounted to $1,250 and $2,744 at October 31, 2003 and 2002, respectively, and primarily relates to debt instruments used to finance certain capital expenditures and acquisitions, including certain debt which has been discounted at 6.0 percent and is payable over five years. Principal payments due after October 31, 2003 are: 2004 - $849; 2005 - $143; 2006 - $151; 2007 - $76; 2008 - $10 and thereafter - $21.

Outstanding short-term bank loans at October 31, 2003 and 2002 of $14,098 and $16,374, respectively, had weighted average interest rates of 0.8 percent and 2.04 percent, respectively. The bank loans and short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

We had available uncommitted, unused short-term lines of credit in various countries totaling $24,287 at October 31, 2003. Because these lines of credit are uncommitted, borrowings under the unused short-term lines of credit are subject to the bank's approval.

NOTE 4 - GOODWILL AND INTANGIBLE ASSETS

Effective November 1, 2001, we discontinued the amortization of goodwill in accordance with FAS 142. The following table presents reported results adjusted to exclude amounts no longer amortized.

	For the Years Ended October 31,		
	2003	2002	2001
Net income - as reported	$26,796	$22,956	$20,013
Goodwill amortization	–	–	1,316
Tax effect of deductible goodwill	–	–	(56)
Adjusted net income	$26,796	$22,956	$21,273
Basic earning per share:			
Net income, as reported	$1.61	$ 1.39	$ 1.23
Goodwill amortization, net of tax	–	–	0.07
Adjusted net income	$1.61	$ 1.39	$ 1.30
Diluted earnings per share:			
Net income, as reported	$1.58	$ 1.36	$ 1.20
Goodwill amortization, net of tax	–	–	0.07
Adjusted net income	$1.58	$ 1.36	$ 1.27

Goodwill was $28,489 and $26,995 as of October 31, 2003 and 2002, respectively, net of accumulated amortization of $9,105 for both years. As of October 31, 2003 and 2002, goodwill was allocated to the reported operating segments as follows:

	2003	2002
North America	$18,018	$18,018
Europe	7,676	6,402
Japan	973	973
Asia/Pacific	1,507	1,297
Latin America	315	305
Total:	$28,489	$26,995

The change in the goodwill balance at October 31, 2003 as compared to October 31, 2002 is due to $391 of additional goodwill in Europe as a result of the acquisition of a small distributor and $1,103 resulting from changes in foreign exchange rates. There were no impairments or dispositions of goodwill recorded during the years ended October 31, 2003 and 2002.

Other intangible assets, which are included in "Other noncurrent assets" in the consolidated balance sheet, consist primarily of patents and trademarks, non-compete agreements and customer lists, and amounted to $2,075 and $1,763 at October 31, 2003 and 2002, respectively, net of accumulated amortization of $25,143 and $24,937, respectively. Amortization of intangible assets was insignificant for the years ended October 31, 2003, 2002, and 2001. The following table presents estimated amortization expense for each of the next five years, assuming current exchange rates:

	2004	2005	2006	2007	2008
Estimated amortization expense	$227	$220	$208	$175	$155

NOTE 5 - CAPITAL STOCK

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share.

Common Stock

Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which we may issue in the future.

Preferred Stock

The authorized class of Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof as the Board of Directors determines. The rights, priorities, preferences, qualifications, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, the Board is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding.

Stockholder Rights Plan

We have a Stockholder Rights Plan, pursuant to which a preferred share purchase right (a "Right") is associated with, and trades with, each share of Common Stock outstanding. Each Right, when it becomes exercisable, entitles its holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), par value $.001 per share, of the Company at a price of $60 per one-hundredth share, subject to adjustment. The Rights are not exercisable until the earlier of (I) the acquisition of 15 percent or more of the Company's Common Stock by a person or group of affiliated persons (an "Acquiring Person"); or (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer which would result in a person or group becoming an Acquiring Person. Each holder of a Right will have the right to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock having a value (immediately prior to such triggering event) equal to two times the exercise price of such Right. In the event that the Company is acquired in a merger or acquisition, as defined, each holder of a Right shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 8, 2006.

NOTE 6 - BENEFIT PLANS

We have noncontributory defined benefit plans for most of our U.S. employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. Benefits for salaried employees are based upon a percentage of the employee's average compensation during the preceding ten years, reduced by 50 percent of the Social Security Retirement Benefit. The Company funds amounts at least sufficient to exceed the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate.

We also have contributory defined benefit pension plans covering our employees in Japan. Benefits under these plans are based on years of service and compensation in the period immediately preceding retirement. Funding is predicated on minimum contributions as required by local laws and regulations plus additional amounts, if any, as may be deemed appropriate.

The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 2003 and 2002 for our U.S. and Japanese defined benefit pension plans:

	2003	2002
Projected benefit obligation	$(49,513)	$(41,118)
Market value of plan assets	$ 39,687	$ 27,776
Projected benefit obligation in excess of plan assets	$ (9,826)	$(13,342)
Unrecognized net loss	15,802	13,270
Unrecognized prior service cost	286	414
Unrecognized transition obligation	84	147
Additional minimum liability	(3,880)	(9,434)
Net pension asset /(liability)	$ 2,466	$ (8,945)

Amounts recognized in the Consolidated Balance Sheet consist of:

	2003	2002
Prepaid pension costs	$7,923	–
Accrued pension liability	(5,457)	(8,945)
Net pension asset / (liability)	$2,466	$(8,945)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets and a minimum pension liability were $19,388, $18,231 and $14,835, respectively, as of October 31, 2003, and $39,312, $35,098 and $27,776, respectively, as of October 31, 2002.

Plan assets at October 31, 2003 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $1,996 (50,000 shares) at that date.

A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below:

	2003	2002	2001
Defined benefit plans:			
Service cost	$2,174	$2,035	$1,794
Interest cost	2,342	2,124	1,947
Expected return on plan assets	(3,539)	(1,350)	(1,750)
Amortization of:			
Prior service costs	128	158	199
Net transition asset	72	68	71
Actuarial losses (gains)	560	(1,450)	(917)
Net pension expense	$1,737	$1,585	$1,344

A summary of the changes in the projected benefit obligation is shown below:

	2003	2002
Benefit obligation -- beginning of year	$41,118	$38,806
Service cost	2,174	2,035
Interest cost	2,342	2,124
Benefits and expenses paid	(2,038)	(1,959)
Actuarial assumption changes	4,566	78
Foreign currency exchange rate changes	1,351	34
Benefit obligation -- end of year	$49,513	$41,118

A summary of the changes in Plan assets is shown below:

	2003	2002
Plan assets – beginning of year	$27,776	$27,009
Actual return on assets	5,575	(3,088)
Employer contributions	7,609	5,839
Benefits and expenses paid	(2,038)	(1,959)
Foreign currency exchange rate changes	765	(25)
Plan assets – end of year	$39,687	$27,776

We made an incremental $6,000 contribution to our U.S. pension plans in the first quarter of 2003 to bolster the funding and earnings capabilities of the Plans. In addition, in November 2002 we made an incremental contribution of $4,000 to our pension Plans.

We determine our assumptions based on current economic and market data, as well as expectations of future economic and market data. Included in our analysis are company-specific considerations, such as current and future investment allocations, participant demographics, and employee compensation strategies. Our measurement date for determining the pension liability is September 30 of each fiscal year. Assumptions used in the accounting for the defined benefit plans during the fiscal years ended October 31, 2003 and 2002 were:

	2003	2002
Domestic Plans		
Weighted-average discount rate	6.20%	7.00%
Rates of increase in compensation levels	4.00%	4.00%
Expected long-term rate of return on assets	8.75%	9.25%
Foreign Plan (Japan)		
Weighted-average discount rate	2.00%	2.50%
Rates of increase in compensation levels	2.25%	2.25%
Expected long-term rate of return on assets	4.75%	4.75%

Due to assumptions inherent in the actuarial computations, it is reasonably possible that future actual expenses will differ from current actuarial estimates.

We sponsor a defined contribution plan that provides all U.S. employees of the Company an opportunity to accumulate funds for their retirement. We currently match 50 percent of employee contributions up to 6 percent of qualified wages. Company matching contributions charged to income amounted to $887, $799 and $678 for the years ended October 31, 2003, 2002 and 2001, respectively. Company matching contributions are made quarterly in shares of the Company's Common Stock.

NOTE 7 - INCOME TAXES

The components of income before income taxes and the provision for income taxes are summarized as follows:

	2003	2002	2001
Income before income taxes			
Domestic	$28,848	$26,132	$22,109
Foreign	11,299	8,638	8,688
	40,147	34,770	30,797
Income taxes (benefit)			
Current			
Domestic - Federal	6,735	4,438	7,159
- State and local	592	197	915
Foreign	4,909	4,254	3,767
Operating loss carryforwards	–	–	(265)
	12,236	8,889	11,576
Deferred			
Domestic - Federal	1,238	3,338	(645)
- State and local	47	344	(147)
Foreign	(170)	(757)	–
	1,115	2,925	(792)
Income tax expense	13,351	11,814	10,784
Net Income			
Domestic	20,236	17,815	14,827
Foreign	6,560	5,141	5,186
	$26,796	$22,956	$20,013

A reconciliation of the statutory U.S. federal rate to the effective income tax rate follows:

	2003	2002	2001
Statutory U.S. federal income tax rate	35.00%	35.00%	35.00%
State and local taxes on income, net of domestic federal income tax benefit	1.03	1.60	1.60
Impact of foreign subsidiaries on effective rate	(0.16)	(0.50)	1.00
Benefit of operating loss carryforwards	–	–	(0.90)
Tax credits	(0.87)	(0.80)	(2.30)
Prior year tax provision adjustments	(1.39)	(1.50)	(0.20)
Goodwill amortization with no tax benefit	–	–	1.00
Other	(0.35)	0.20	(0.20)
Effective income tax rate	33.26%	34.00%	35.00%

Significant components of our deferred income tax liabilities and assets as of October 31 are as follows (in thousands):

	2003	2002
Deferred income tax liabilities:		
Property, plant and equipment	$7,958	$6,067
Pension liability	750	–
Total deferred income tax liabilities	8,708	6,067
Deferred income tax assets:		
Pension liability	–	1,297
Employee benefits	3,504	2,983
Net operating loss carryforwards	1,676	1,465
Other accruals	3,127	2,886
Inventories	1,566	1,409
Other	1,009	1,048
Total deferred income tax assets	10,882	11,088
Less: valuation allowance for deferred income tax assets	1,676	1,465
Deferred income tax assets, after valuation allowance	9,206	9,623
Net deferred income tax assets	$ 498	$3,556

The increase in the valuation allowance during fiscal 2003 relates to additional net operating loss carryforwards generated in China, Sweden, Germany, and Ireland. Although realization of the net deferred income tax asset of $9,206 is not assured, management believes it is more likely than not that all of such net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced. The valuation allowance for deferred income tax assets as of October 31, 2001 was $116.

A summary of our net operating loss carryforwards, calculated using tax laws existing at October 31, 2003, follows:

Amount	Country	Expiration
$383	Germany	Indefinite
707	China	2007 - 2008
414	Argentina	2007
93	United Kingdom	Indefinite
5	Sweden	Indefinite
74	Ireland	Indefinite
$1,676		

NOTE 8 – ACQUISITIONS

In fiscal 2002, we completed a product line acquisition in Australia and a distributor acquisition in Europe for total consideration of $700. The amount of goodwill and other intangibles recorded in connection with these acquisitions amounted to $250 and $244, respectively. In the second quarter of fiscal 2001, we completed two acquisitions – a product line in Australia and a distributor in Europe – for a total cost of $4,500. The amount of goodwill recorded in connection with these acquisitions amounted to $4,300. None of these acquisitions had a material effect on the Company's historical financial statements or its pro forma operating results.

NOTE 9 – SEGMENT FINANCIAL DATA

For management reporting and control, the Company is divided into five geographic operating segments as presented below. Each segment has general autonomy over its business and local operations.

Operating segment data include the results of all subsidiaries, consistent with the management reporting of these operations. Financial information by geographic operating segment as of and for each of the years ended October 31 is summarized below:

	2003	2002	2001
Net sales:			
Europe	$62,267	$50,845	$ 42,337
Japan	35,102	30,950	34,807
Asia/Pacific	36,843	28,861	25,427
Latin America	11,496	11,629	12,406
Subtotal - Foreign Sales	145,708	122,285	114,977
North America	183,308	172,432	160,824
Elimination of intercompany sales	(40,785)	(36,516)	(31,352)
Consolidated	$288,231	$258,201	$244,449

Each geographic operating segment primarily sells its products to external customers within its country of domicile. All of our operating segments sell the same types of products within our three principle markets.

One of our customers accounted for approximately 14.3 percent of fiscal 2003 sales and 13.2 percent of fiscal 2002 sales. We believe that no other customer accounts for more than five percent of sales.

	2003	2002	2001
Operating income:			
North America	$25,206	$23,032	$ 19,032
Europe	5,335	3,523	2,465
Japan	3,354	2,365	3,380
Asia/Pacific	5,289	4,053	3,543
Latin America	1,041	1,912	1,991
Segment total	40,225	34,885	30,411
Interest expense	(540)	(417)	(545)
Other income, net	462	302	931
Income before income taxes	$40,147	$34,770	$30,797

Segment operating income consists of net sales less operating expenses. Interest expense and other income, net have not been allocated to segments.

	2003	2002	2001
Assets:			
North America	$197,374	$154,132	$143,902
Europe	46,643	35,226	30,236
Japan	30,788	28,043	27,868
Asia/Pacific	20,531	15,368	12,601
Latin America	11,702	7,679	6,441
General Corporate	57,604	40,872	25,628
Eliminations and other	(76,634)	(44,441)	(40,633)
Consolidated	$288,008	$236,879	$206,043

General corporate assets (principally cash) are not allocated to segments.

Eliminations and other is primarily comprised of intercompany receivables and investments in subsidiaries, both of which are eliminated in our consolidated financial statements.

	2003	2002	2001
Capital Expenditures:			
North America	$10,999	$12,752	$ 7,842
Europe	2,311	840	754
Japan	264	576	812
Asia/Pacific	933	864	975
Latin America	1,811	2,568	645
Consolidated	$16,318	$17,600	$ 11,028

	2003	2002	2001
Depreciation and Amortization:			
North America	$7,120	$6,337	$ 6,878
Europe	976	690	894
Japan	605	521	541
Asia/Pacific	731	543	428
Latin America	337	175	311
Consolidated	$9,769	$8,266	$ 9,052

We sell our products in three principle markets. The Potable Water market includes applications designed for residential, commercial, and food service customers. The Fluid Processing market includes customers in industries as diverse as chemical, petrochemical, oil & gas, paints and resins, and electronics. The Healthcare market customers include food & beverage providers which require absolute clarity and stability of their products and pharmaceutical and biotechnology companies which require cost-efficient filtration and high levels of purity for production of sterile, contaminate free drugs and diagnostic test kits.

Our sales by market are summarized for each of the years ended October 31:

	2003	2002	2001
Net sales:			
Potable Water	$132,938	$119,456	$107,263
Fluid Processing	74,626	68,714	71,898
Healthcare	80,667	70,031	65,288
Consolidated	$288,231	$258,201	$244,449

NOTE 10 - STOCK OPTIONS AND AWARDS

We have a stock option and award plan which allows for granting a number of stock incentive instruments, including non-qualified and incentive stock options, restricted stock, performance shares and stock appreciation rights which may be granted as part of a stock option or as a separate right to the holders of any rights previously granted. The plan, as amended, permits the granting of such stock awards of up to 3,200,000 shares of Common Stock. Accordingly, such shares have been authorized and reserved.

The options are exerciseable at various dates and have varying expiration dates. Approximately 990,000 shares of Common Stock are reserved for issuance to employees and non-employee directors under the provisions of these option and award plans as of October 31, 2003.

Awards of restricted shares totaled 16,250, 7,250, and 20,219 in the years ended October 31, 2003, 2002, and 2001, respectively. The weighted average price of the awards was $36.56, $33.36, and $17.88 for the years ended October 31, 2003, 2002, and 2001, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable. Shares earned under the plan are based on a formula which may be adjusted at the discretion of the Company's Compensation Committee.

A summary of stock option activity follows:

	Options	Exercise Price
Outstanding at October 31, 2000	849,758	7.94 – 30.06
Options granted	204,410	25.05 - 30.00
Options exercised	(34,722)	14.13 - 21.50
Options forfeited	(11,250)	14.13 - 27.88
Outstanding at October 31, 2001	1,008,196	7.94 - 30.06
Options granted	221,253	29.15 - 37.19
Options exercised	(162,725)	14.13 - 21.50
Options forfeited	(13,750)	14.13 - 29.15
Outstanding at October 31, 2002	1,052,974	7.94 - 37.19
Options granted	225,750	33.00 - 37.90
Options exercised	(221,411)	7.94 - 27.88
Options forfeited	(500)	20.38
Outstanding at October 31, 2003	1,056,813	14.13 - 37.90

The weighted-average grant-date fair value of options granted was $11.07, $14.60 and $12.93 in the years ended October 31, 2003, 2002, and 2001, respectively. The following table summarizes information concerning currently outstanding options:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 5 – $15	74,450	4.90	$ 14.19	74,450	$14.19
15 – 20	317,950	5.80	18.30	317,950	18.30
20 – 25	5,000	4.40	21.50	5,000	21.50
25 – 30	390,413	7.50	28.44	119,580	27.87
30 – 35	209,500	9.00	33.06	750	30.06
35 – 40	59,500	9.20	37.05	10,000	37.19
	1,056,813			527,730	

Pro forma information regarding net income and earnings per share is required by SFAS 123 (see Note 1), which requires that the information be determined as if we had accounted for our employee stock options under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2003	2002	2001
Volatility	29.51%	49.99%	56.22%
Risk-free interest rates	3.57%	4.24%	3.75%
Expected option life	5 years	5 years	5 years
Divided yield	–	–	–

The risk-free interest rate is based on short-term treasury bill rates. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

We used the following methods and assumptions in estimating our fair value disclosures of financial instruments:

Cash and cash equivalents:

The carrying amounts reported for cash and cash equivalents approximate fair value.

Long and short-term debt:

The carrying amounts of our borrowings under our short-term credit agreements approximate their fair value. The fair values of the long-term debt are estimated using discounted cash flow analysis, based on our incremental borrowing rates for similar types of borrowing arrangements. The fair value of our long-term debt approximates its carrying value because of the variable interest rate of the majority of the debt.

The carrying amounts and fair values of our financial instruments follows (dollars in thousands):

	October 31,			
	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$57,603	$57,603	$40,872	$40,872
Bank loans	14,098	14,098	16,374	16,374
Long-term debt	1,250	1,220	2,744	3,155

The carrying amounts of accounts receivable and accounts payable and accrued expenses approximate fair value because of the short-term nature of those transactions.

Foreign currency exchange contracts:

We utilize forward foreign exchange contracts to hedge specific or anticipated exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction.

At October 31, 2003, we held forward foreign exchange contracts with notional amounts totaling $21,368 (of which $14,285 settled in November 2003 and related to planned intercompany transactions) and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $6,600. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2003.

At October 31, 2002, we held forward foreign exchange contracts with notional amounts totaling $6,210 and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $4,950. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2002.

At October 31, 2001, we held forward foreign exchange contracts with notional amounts totaling $6,081 and forward foreign exchange contracts designated as cash flow hedges with notional amounts totaling $4,050. The fair market value (gain or loss) on these contracts was not significant as of October 31, 2001.

NOTE 12 - CONTINGENCIES

We are, from time to time, subject to various legal actions, governmental audits, and proceedings relating to various matters incidental to our business including product liability and environmental claims. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after reviewing such matters and consulting with our counsel and considering any applicable insurance or indemnifications, any liability which may ultimately be incurred is not expected to materially affect our consolidated financial position, cash flows or results of operations.

We have certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $1,729 in 2003, $2,220 in 2002, and $2,430 in 2001.

Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 2003 were as follows: 2004 - $2,895; 2005 - $2,487; 2006 - $2,241; 2007 - $2,011; and 2008 - $1,613.

We maintain insurance coverage with such deductibles and self insurance as we believe adequate for our needs. Such coverage reflects market conditions (including cost and availability) existing at the time it is written and the relationship of insurance coverage to self insurance varies accordingly. As a result of recent external events, the cost of insurance has risen substantially and the availability of insurance has become more restrictive. We consider the impact of these changes as we continually assess the best way to provide for our insurance needs in the future.

NOTE 13 - PRODUCT WARRANTY

We warrant our products against defects in design, materials, and workmanship, generally for periods ranging from one to three years. A provision for estimated future costs related to these warranties is recorded on a monthly basis and is included in cost of goods sold. Activity related to the product warranty liability was as follows:

	Year Ended October 31,	
	2003	2002
Balance at beginning of year	$785	$612
Provision for warranty obligations	818	1,092
Settlements made	(816)	(921)
Changes in foreign exchange rates	30	2
Balance at end of year	$817	$785

NOTE 14 - QUARTERLY DATA (unaudited)

A summary of our quarterly data follows:

2003	First	Second	Third	Fourth	Total
Net sales	$66,437	$69,305	$74,965	$77,524	$288,231
Gross profit	29,754	31,278	33,877	36,101	131,010
Net income	5,388	6,304	7,467	7,637	26,796
Basic earnings per share	$0.33	$0.38	$0.45	$0.46	$1.61
Diluted earnings per share	$0.32	$0.37	$0.44	$0.44	$1.58
2002					
Net sales	$58,637	$63,116	$68,932	$67,516	$258,201
Gross profit	26,170	28,191	31,012	30,378	115,751
Net income	4,519	5,414	6,629	6,394	22,956
Basic earnings per share	$0.28	$0.33	$0.40	$0.39	$1.39
Diluted earnings per share	$0.27	$0.32	$0.39	$0.38	$1.36

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

Financial Highlights

(In Thousands, Except Per Share Amounts)

	Fiscal Year	
Operating Data	2003	2002
Net Sales	$ 288,231	$ 258,201
Operating Income	40,225	34,885
Net Income	26,796	22,956
Research, Development & Engineering	14,977	14,662
Depreciation, Amortization & Non-Cash Compensation	10,323	9,106
Capital Expenditures	16,318	17,600
Working Capital	97,685	72,571
Long-Term Debt	401	2,030
Stockholders' Equity	208,328	162,413
Per Share Data		
Diluted Earnings	$ 1.58	$ 1.36
Stockholders' Equity	12.46	9.89
Percentage Data		
To Net Sales:		
Gross Profit	45.5%	44.8%
Operating Income	14.0%	13.5%
Net Income	9.3%	8.9%
To Average Stockholders' Equity:		
Net Income	14.5%	15.2%
To Total Capitalization:		
Long-Term Debt	0.2%	1.1%
Total Debt	6.9%	10.5%

Directors

Mark G.Kachur
Chairman, President and Chief Executive Officer

Joel B. Alvord
President and Managing Director
Shawmut Capital Partners, Inc.

Charles L. Cooney, Ph.D
Professor of Chemical and Biochemical Engineering
Massachusetts Institute of Technology

Frederick C. Flynn, Jr.
Senior Vice President - Finance & Administration and Chief Financial Officer

John M. Galvin
Vice Chairman and Director (retired),
The Irvine Company

C. Edward Midgley
Advisor, UBS Warburg (retired)

David L. Swift
Chairman, President and Chief Executive Officer (retired), Acme-Cleveland Corporation

Investor Information

Auditors
Ernst & Young LLP

Registrar and Transfer Agent
For general correspondence, please address first class, certified, or registered mail to:

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023

Please address overnight courier service to:

EquiServe Trust Company, N.A.
150 Royal Street
Canton, MA 02021
Website: www.equiserve.com

Annual Meeting
March 4, 2004

Form 10-K
Copies of Form 10-K for fiscal 2003, which is filed with the Securities and Exchange Commission, will be available without charge to each stockholder of the Company upon written request made to the Secretary, CUNO Incorporated, 400 Research Parkway, Meriden, CT 06450.

Investor Contact: Frederick C. Flynn, Jr., Senior Vice President and Chief Financial Officer (203) 238-8847 or visit www.cuno.com

Officers

Mark G. Kachur *
Chairman of the Board of Directors,
President and Chief Executive Officer

Timothy B. Carney *
Vice President, General Manager and
President - U. S. Water Group

Chin Chen Yam
Vice President

William J. DeFrances
Vice President, Controller, Treasurer,
and Assistant Secretary

Anthony C. Doina*
Vice President - Worldwide Fluid Processing
and General Manager, U.S. Process

David Edgar
Vice President - Human Resources

Frederick C. Flynn, Jr. *
Senior Vice President - Finance
and Administration, Chief Financial Officer
and Assistant Secretary

Thomas J. Hamlin*
Senior Vice President - Research and Development

Michael A. Hawes
Group Vice President

Yasuki Kido
Vice President

Anton McElevey
Vice President

Colin McLaren
Vice President - Worldwide Healthcare

Kathleen E. Rossi
Assistant Treasurer and Director of Taxes

John A. Tomich*
General Counsel and Secretary

Witold J. Witwicki
Vice President - Information Technology

*Executive Officers

Vice Presidents

Paul Gaston Cleveland
Vice President

Thomas A. Holler
Vice President - Consumer Marketing

Peter M. Meier
Vice President - Specialty Membrane Products

Dan Tenney
Vice President - Corporate Quality Assurance

CUNO Filtration Asia Pte Ltd
18 Tuas Link 1 (3rd Floor)
Singapore 638599

CUNO Filtration Shanghai Co, Ltd
No. 2 Xin Miao San Rd,
Xin Miao Town,
Song Jiang District,
Shanghai. China. 201612

CUNO Pacific Pty Ltd
140 Sunnyholt Road
Blacktown, NSW 2148
Australia

CUNO K.K.
Hodogaya Station
Building 6F
1-7 Iwai-cho, Hodogaya-ku
Yokohama 240 Japan

CUNO Latina Ltda
Rua Amf Do Brasil 251
18120 Mairinque-Sp
Brazil

CUNO Ltd
21 Woking Business Park
Albert Drive
Woking, Surrey GU215JY
United Kingdom

Cuno Incorporated
400 Research Parkway
Meriden, CT 06450, U.S.A.
Tele: (800) 243-6894
(203) 237-5541
Fax: (203) 238-8977

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